Exhibit 12.1
The Mosaic Company
Computation of Ratio of Earnings to Fixed Charges
(in millions, except for ratio)

	Fiscal year ended December 31, 2016		Fiscal year ended December 31, 2015		Fiscal year ended December 31, 2014		Seven months ended December 31, 2013*		Fiscal year ended May 31, 2013		Fiscal year ended May 31, 2012
Earnings:
Earnings from consolidated companies before income taxes	$242.4		$1,103.3		$1,217.3		$484.2		$2,214.5		$2,628.9
Add:
Total fixed charges (per below)	199.8		188.8		183.8		61.6		65.2		69.2
Amortization of capitalized interest	15.5		15.8		20.4		9.6		12.8		9.3
Distributions from 50% or less owned companies accounted for in accordance with the equity method	17.3		25.6		2.5		14.8		53.3		9.6
Less:
Capitalized interest	39.9		36.1		34.0		25.0		52.0		55.7
Noncontrolling interest in earnings from consolidated companies with no fixed charges	0.6		0.5		0.5		0.2		6.7		3.4
Total Earnings:	$434.5		$1,296.9		$1,389.5		$545.0		$2,287.1		$2,657.9
Fixed Charges:
Interest costs (excluding amortized interest)	$137.8		$130.5		$125.9		$21.6		$(1.9)		$(0.9)
Capitalized interest	39.9		36.1		34.0		25.0		52.0		55.7
Amortized capitalized debt expenses	2.8		3.1		3.0		1.2		1.9		2.3
Estimate of interest in rent expense	14.4		13.5		14.2		7.3		11.7		10.6
Honored guarantees amount	4.9		5.6		6.7		6.5		1.5		1.5
Total Fixed Charges:	$199.8		$188.8		$183.8		$61.6		$65.2		$69.2
RATIO OF EARNINGS TO FIXED CHARGES	2.2	x	6.9	x	7.6	x	8.8	x	35.1	x	38.4	x
* In 2013 we changed our fiscal year end to December 31 from May 31.